02 SEP 10 AM 11:45

02049937

UNITED MEDIA LIMITED

SUPPL

Consolidated Financial Statements

For the six months ended June 30, 2002

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

dlw 9/11

United Media Limited

Consolidated Balance Sheets
As at June 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	June 30, 2002			June 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
ASSETS						
Current Assets						
Cash and bank deposits	454	703	3,516	1	2	9
Trade accounts receivable	1,698	2,631	13,157	1,347	2,060	10,505
Other receivable and prepayment	413	641	3,206	738	1,129	5,757
Current portion of film & video library	535	829	4,145	373	571	2,912
Inventories & production supplies	1	1	7	2	3	17
Amounts due from UMEC	1,322	2,049	10,244	1,368	2,092	10,672
	4,423	6,855	34,275	3,829	5,857	29,872
Fixed Assets	128	199	993	711	1,087	5,543
	4,551	7,054	35,268	4,540	6,944	35,415

Approved by the Board of Directors

Danny Hui

Director

Tammy Hui

Director

United Media Limited
Consolidated Balance Sheets (Continued)
As at June 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	June 30, 2002			June 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
LIABILITIES						
Current Liabilities						
Bank overdraft	-	-	-	21	32	164
Accounts payable and accrued liabilities	1,381	2,140	10,700	1,833	2,804	14,299
Income taxes payable	21	32	161	77	118	600
Amount due to joint venture partners	142	221	1,102	141	216	1,104
Amounts due to related companies	-	-	-	166	254	1,294
Unearned revenue	55	85	426	203	311	1,588
Current portion of bank loan	516	800	4,000	449	686	3,500
Current portion capital lease obligations	17	26	130	28	43	217
	2,132	3,304	16,519	2,918	4,464	22,766
Other Loan	1,290	2,000	10,000	-	-	-
Deferred Income Taxes	94	146	731	94	143	731
Minority Interest	1,344	2,084	10,418	1,384	2,117	10,795
	4,860	7,534	37,668	4,396	6,724	34,292
SHAREHOLDERS' EQUITY						
Share Capital	5,143	7,971	39,856	4,012	6,136	31,293
Retained Earnings and reserves	(5,452)	(8,451)	(42,256)	(3,868)	(5,916)	(30,170)
	(309)	(480)	(2,400)	144	220	1,123
	4,551	7,054	35,268	4,540	6,944	35,415

The accompanying notes form an integral part of these consolidated financial statements.

United Media Limited

Consolidated Statements of Operations and Deficit
For the three months and six months ended June 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Three Months Ended June 30, 2002			Three Months Ended June 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
Sales	1,605	2,487	12,437	1,159	1,773	9,043
Cost of Sales	889	1,377	6,886	942	1,441	7,351
Gross Margin	716	1,110	5,551	217	332	1,692
Expenses						
General and administration	459	712	3,560	344	526	2,683
Operation lease rentals	66	102	508	59	91	462
Loss on disposal of fixed assets	-	-	-	46	71	360
Exchange loss (gain)	(12)	(19)	(93)	-	-	1
	513	795	3,975	449	688	3,506
Depreciation and Finance Charges						
Depreciation and amortization	115	178	889	26	39	200
Interest and charges	26	40	201	21	32	162
	141	218	1,090	47	71	362
Other Income	-	-	-	12	19	95
Profit/(Loss) Before Income Taxes	62	97	486	(267)	(408)	(2,081)
Profit/(Loss) for the Period Before Minority Interest	62	97	486	(267)	(408)	(2,081)
Minority Interest	1	1	4	-	-	-
Profit/(Loss) for the Period	63	98	490	(267)	(408)	(2,081)
Deficit - Beginning of Period	(3,708)	(5,784)	(33,836)	(3,601)	(5,508)	(28,089)
Deficit - End of Period	(4,302)	(6,669)	(33,346)	(3,868)	(5,916)	(30,170)
Earning/(Loss) per Share	0.005	0.007	0.037	(0.02)	(0.03)	(0.16)

The accompanying notes form an integral part of these consolidated financial statements.

United Media Limited

Consolidated Statements of Operations and Deficit (Continued)
For the three months and six months ended June 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Six Months Ended June 30, 2002			Six Months Ended June 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
Sales	2,797	4,336	21,678	1,920	2,936	14,974
Cost of Sales	1,570	2,434	12,168	1,355	2,072	10,568
Gross Margin	1,227	1,902	9,510	565	864	4,406
Expenses						
General and administration	681	1,056	5,280	777	1,188	6,057
Operation lease rentals	133	206	1,028	138	211	1,079
Loss on disposal of fixed assets	-	-	-	109	167	852
Exchange loss (gain)	-	-	-	10	15	75
	814	1,262	6,308	1,034	1,581	8,063
Depreciation and Finance Charges						
Depreciation and amortization	128	199	992	62	94	482
Interest and charges	47	72	361	37	58	294
	175	271	1,353	99	152	776
Other Income	1	1	4	52	80	408
Profit/(Loss) Before Income Taxes	239	370	1,853	(516)	(789)	(4,025)
Profit/(Loss) for the Period Before Minority Interest	239	370	1,853	(516)	(789)	(4,025)
Minority Interest	1	1	4	-	-	3
Profit/(Loss) for the Period	240	371	1,857	(516)	(789)	(4,022)
Deficit - Beginning of Period	(4,542)	(7,040)	(35,203)	(3,352)	(5,127)	(26,148)
Deficit - End of Period	(4,302)	(6,669)	(33,346)	(3,868)	(5,916)	(30,170)
Earning/(Loss) per Share	0.02	0.03	0.14	(0.04)	(0.06)	(0.32)

The accompanying notes form an integral part of these consolidated financial statements

United Media Limited

Consolidated Statements of Cash Flows
For the three months and six months ended June 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Three Months Ended June 30, 2002			Three Months Ended June 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
Operating Activities						
Profit/(Loss) for the period	63	98	490	(267)	(408)	(2,081)
Items not affecting cash -						
Depreciation and Amortization	115	178	889	26	39	200
Loss on disposal of fixed assets	-	-	-	46	71	360
Gain on transfers to joint venture	-	-	-	-	-	-
Minority interest	(1)	(1)	(4)	-	-	-
	177	275	1,375	(195)	(298)	(1,521)
Net Change In Non-cash Items from Operating Activities	(182)	(284)	(1,417)	283	432	2,204
Net Cash Inflow / (Outflow) from Operating Activities	(5)	(9)	(42)	88	134	683
Investing Activities						
Purchase of fixed assets	-	-	-	-	-	-
Proceed from disposal of fixed assets	-	-	-	-	-	-
Amount due from subsidiary of joint venture	-	-	-	(83)	(126)	(645)
Net Cash Inflow / (Outflow) from Investing Activities	-	-	-	(83)	(126)	(645)
Net Cash Inflow / (Outflow) before financing	(5)	(9)	(42)	5	8	38
Financing Activities						
Bank loan	387	600	3,000	(64)	(98)	(500)
Other loan	-	-	-	-	-	-
Amounts due to related companies	-	-	-	-	-	-
Amount due to directors	-	-	-	-	-	-
Change in capital lease obligation	(3)	(4)	(22)	(3)	(4)	(21)
Net Cash Inflow / (Outflow) from Financing Activities	384	596	2,978	(67)	(102)	(521)
Increase / (Decrease) In Cash and Bank Deposits	379	587	2,936	(62)	(94)	(483)
Cash and Bank Balance - Beginning of Period	75	116	580	42	64	328
Cash and Bank Balance - End of Period	454	703	3,516	(20)	(30)	(155)

United Media Limited
Consolidated Statements of Cash Flows (Continued)
For the three months and six months ended June 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Six Months Ended June 30, 2002			Six Months Ended June 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
Operating Activities						
Profit/(Loss) for the period	240	371	1,857	(516)	(789)	(4,022)
Items not affecting cash -						
Depreciation and Amortization	128	199	992	62	94	482
Loss on disposal of fixed assets	-	-	-	109	167	852
Gain on transfers to joint venture	-	-	-	-	-	-
Minority interest	(1)	(1)	(4)	-	-	(3)
	367	569	2,845	(345)	(528)	(2,691)
Net Change In Non-cash Items from Operating Activities	(382)	(594)	(2,966)	303	464	2,363
Net Cash Inflow / (Outflow) from Operating Activities	(15)	(25)	(121)	(42)	(64)	(328)
Investing Activities						
Purchase of fixed assets	-	-	-	(33)	(51)	(260)
Proceed from disposal of fixed assets	-	-	-	-	-	-
Amount due from subsidiary of joint venture	-	-	-	(159)	(243)	(1,239)
Net Cash Inflow / (Outflow) from Investing Activities	-	-	-	(192)	(294)	(1,499)
Net Cash Inflow / (Outflow) before financing	(15)	(25)	(121)	(234)	(358)	(1,827)
Financing Activities						
Bank loan	452	700	3,500	(64)	(98)	(500)
Other loan	-	-	-	-	-	-
Amounts due to related companies	-	-	-	-	-	-
Amount due to directors	-	-	-	-	-	-
Change in capital lease obligation	(6)	(8)	(42)	27	43	217
Net Cash Inflow / (Outflow) from Financing Activities	446	692	3,458	(37)	(55)	(283)
Increase / (Decrease) In Cash and Bank Deposits	431	667	3,337	(271)	(413)	(2,110)
Cash and Bank Balance - Beginning of Period	23	36	179	251	383	1,955
Cash and Bank Balance - End of Period	454	703	3,516	(20)	(30)	(155)

1. Currency presentation

These consolidated financial statements have been prepared using Hong Kong dollars (HK$), which is the currency of the Company's primary economic environment. United States dollar (US$) and Canadian dollar (CDN$) equivalent figures presented in these consolidated financial statements are determined by translating the amounts at the exchange rates prevailing at 30 June 2002 of approximately HK$7.75 = US$1; HK$5.00 = CDN$1 (2001: HK$7.80 = US$1; HK$5.10 = CDN$1) and are for information purposes only.

2. Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

3. Basis of Consolidation

The consolidated financial statements comprise the results of the Company, its wholly owned subsidiaries, Odeon Productions Limited and 95% owned subsidiary ChineseE.com Corporation, and its 50% owned joint venture, UMEC and its subsidiaries. UMEC is accounted for by the proportionate consolidation method as the Company exercises joint control over it.

All significant transactions and balances between and among the Company, its subsidiaries and UMEC and its subsidiaries are eliminated or proportionately eliminated on consolidation as appropriate.

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of operations and retained earnings from their effective dates of acquisition or up to their effective dates of disposal. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Company share of its net assets on the date of the disposal together with any unamortized goodwill.

Non-controlling interests represent the interests of outside members in the operating results and net assets of a subsidiary.

4. Earning/(Loss) Per Share

The calculation of earning/(loss) per common share is based on the weighted average number of common shares outstanding during the period. Fully diluted earning/(loss) per share has not been presented. The effects of potential conversion would decrease the earning/(loss) per share.

5. Share Capital and Share Options and Share Purchase Warrants

(a) Share Authorized 50,000,000 no par value common shares.

(b) Shares Issued or Allotted and Outstanding

	Number of shares	US$	Cdn$	HK$
No par value common shares as of June 30, 2002	13,383,991	5,142,710	7,971,200	39,856,000

(c) Share Options Issued or Allotted and Outstanding

Number of Share Options Outstanding	Expiry Date	Exercise Price
592,000	July 27, 2004	Cdn$0.50

(d) Conversion Option of Issued Shares of Subsidiary Company

On April 3, 2000, ChineseE.com Corporation ("CEC") completed a private equity placement by issuing 1,513,000 Class A convertible preference shares to a group of investors for an aggregate value of US$1,513,000. Each unit of the preference shares has one put or conversion option issued by the Company. The conversion option entitling the holder to tender, for a period of two years from the date of issue of the unit to United Media Limited, in exchange for that number of common shares equal to the result obtained by dividing the US$1.00 subscription price of the preference share of "CEC" by, in year one, the greater of US$1.50 or the minimum market price permitted under the Canadian Venture Exchange policies for the issue of a common share by the Company and, in year two, the total of the year one conversion price plus US$0.25.

On 22 March, 2002 , there are total 675,447 common shares of UML converted by 1,128,000 preference shares at the price of US$1.75.

6. Revenue Information by Business Segments

	Three Months Ended June 30, 2002				Three Months Ended June 30, 2001			
(in$'000)	US$	Cdn$	HK$	%	US$	Cdn$	HK$	%
Production services	1,291	2,001	10,005	81	903	1,381	7,043	78
Television program production & distribution	196	304	1,520	12	281	430	2,193	24
Artiste management	118	182	911	7	(25)	(38)	(193)	(2)
	1,605	2,487	12,436	100	1,159	1,773	9,043	100

	Six Months Ended June 30, 2002				Six Months Ended June 30, 2001			
(in$'000)	US$	Cdn$	HK$	%	US$	Cdn$	HK$	%
Production services	2,115	3,278	16,389	76	1,496	2,289	11,672	78
Television program production & distribution	527	818	4,089	19	351	536	2,734	18
Artiste management	155	240	1,200	5	73	111	568	4
	2,797	4,336	21,678	100	1,920	2,936	14,974	100

7. General and Administration Expenses

	Three Months Ended June 30, 2002			Three Months Ended June 30, 2001		
(in$'000)	US$	Cdn$	HK$	US$	Cdn$	HK$
Salaries & benefits	427	662	3,307	127	194	989
Traveling and entertainment	33	51	255	3	4	21
Repair and maintenance	-	-	-	(4)	(7)	(34)
Consultancy and professional	(51)	(79)	(393)	67	103	523
Office operation and others	50	78	391	151	232	1,184
	459	712	3,560	344	526	2,683

	Six Months Ended June 30, 2002			Six Months Ended June 30, 2001		
(in$'000)	US$	Cdn$	HK$	US$	Cdn$	HK$
Salaries & benefits	504	781	3,906	375	573	2,921
Traveling and entertainment	45	69	347	27	42	214
Repair and maintenance	3	5	23	-	-	-
Consultancy and professional	75	117	585	178	273	1,392
Office operation and others	54	84	419	197	300	1,530
	681	1,056	5,280	777	1,188	6,057

8. Related Party Transactions

The Company has entered into the following transactions with related companies in its normal course of business:

Name of related company	Nature of transaction	Consideration paid during the six months ended June 30, 2002 US$'000	Cdn$'000	HK$'000
Terrier Investments Limited	Lease of premises	22	34	168
Terrier Investments Limited	Provision of management services by a director	155	240	1,200

02 SEP 10 AM 11:45

UNITED MEDIA LIMITED
QUARTERLY REPORT
SCHEDULE B
June 30, 2002

1. a) Deferred Exploration Costs:

- Nil

b) Expenditures Made to Non-Arms Length Parties

- CDN$240,000 paid or payable for management services by a director
- CDN$34,000 paid or payable to a related company for lease of premises

2. a) Common shares issued during the period

Type of Securities	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
Common	Conversion	675,447	CDN$2.71	CDN$1,832,150	Exchange by Preference shares of ChineseE.com Corporation
Total		675,447		CDN$1,832,150	

b) Stock options granted during the period:

Date of Grant	Expiry Date	Optionee	Position	Price	No. of Shares
Total					Nil

3. a) Authorized Share Capital:

- 50,000,000 no par value common shares

Issued	No. of Shares	Amount (CDN$'000)
Balance , beginning of period	12,708,544	5,465
Exercise of conversion from shares of CEC	675,447	1,832
Balance, end of period	13,383,991	7,297

bi) Stock Options:

As at June 30, 2002, the following stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
592,000	CDN$0.50	July 27, 2004

A summary of stock option activities for the period presented is as follows:

Outstanding as at December 31, 2001	592,000
Cancelled	Nil
Exercised	Nil
Granted	Nil
Outstanding as at June 30, 2002	592,000

bii) Warrants

As at June 30, 2002, the following share purchase warrants are outstanding:

Number of Shares Purchase Warrants	Exercise Price	Expiry Date
Nil	Nil	Nil

A summary of share purchase warrants activities for the period presented is as follows:

Outstanding as at December 31, 2001	Nil
Expired	Nil
Granted	Nil
Outstanding as at June 30, 2002	Nil

c) Escrow Shares

- Nil

d) Conversion Options of Issued Shares of ChineseE.com Corporation

As at June 30, 2002, the following conversion options are outstanding

Number of Conversion Options	Exercise Price	Expiry Date
Nil	Nil	Nil

A summary of conversion option activities for the period presented is as follows:

Outstanding as at December 31, 2001	1,513,000
Exercised	1,128,000
Granted	Nil
Outstanding as at June 30, 2002	Nil

e) List of Directors:

- Danny Tze Ho Hui
- Derek Wen Khan Chang
- Tammy Wai Ying Hui
- Cyrus Kwok Wah Hui
- Michael Jeffrey Werner

List of Officers:

President – Danny Tze Ho Hui

Secretary – Tammy Wai Ying Hui

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION

This document compares United Media Limited's operating results and financial positions for the six months ended 30 June 2002 and 2001. The discussion and analysis will provide shareholders and interested readers with management's perspective on the earnings and financial condition of United Media Limited ("The Company").

The Company maintains its financial records in Hong Kong dollars and all tabled amounts are in thousands of dollars. Figures in US and Canadian dollars have been provided for information only and are listed at 30 June 2002 exchange rates. These are approximately HK$7.75=US$1 (2001-HK$7.8=US$1) and HK$5.0=Cdn$1 (2001-HK$5.1=Cdn$1).

In compliance with the Canadian generally accepted accounting principles, the Company's 30 June 2002 consolidated financial information includes 100% of the operating results, assets and liabilities of Odeon Productions Limited ("Odeon"), 95% of the operating results, assets and liabilities of ChineseE.com Corporation ("CEC") and 50% of the operating results, assets and liabilities of United Media & Entertainment Corporation Limited ("UMEC") and its subsidiaries (collectively, referred to as "the Group").

The inflation rates that affected the Company's financial results ranged from

- -4% to 0% in Hong Kong and
- -3% to 7% in China.

The consolidated financial statements and notes thereto should be read in conjunction with these comments.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

OVERVIEW

The Company is a holding company of several operating companies carrying on business in:

- Television program production and distribution
- Television commercial production services
- Artiste management

The following table shows sales by business segments and gross profit:

SALES AND GROSS PROFIT

	2002			2001		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Sales						
Television program production and distribution	527	818	4,089	351	536	2,734
TV commercial production services	2,115	3,278	16,389	1,496	2,289	11,672
Artiste management	155	240	1,200	73	111	568
	2,797	4,336	21,678	1,920	2,936	14,974
Cost of Sales	1,570	2,434	12,168	1,355	2,072	10,568
Gross Profit	1,227	1,902	9,510	565	864	4,406
Gross Profit Percent			44%			29%

Total Sales

Total sales for the Company for the six months ended 30 June 2002 were HK$21.7 million (US$2.8 million or Cdn$4.3 million). This represents a 45% increase compared to the total

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

sales for the same period in 2001. This increase was driven by the improvement of the TV commercial production industry in Hong Kong. A number of high budget television commercials had been produced by the Company's TV commercial subsidiary – Odeon Productions Limited, and the Company had distributed two acquired TV dramas in China during the period.

Gross Profit

The Company's gross profit margin was 44% for the six months ended 30 June 2002 compared to 29% in the same period of 2001.

Television Program Production and Distribution

Revenue for this division was HK$4 million (US$0.5 million, or Cdn$0.8 million) for the six months ended 30 June 2002 reflected a 50% increase from the results in the same period of 2001. The increase was largely due to more TV programs being distributed by the Company during the period.

TV Commercial Production Services

Sales for this division were HK$16.4 million (US$2.1 million, or Cdn$3.2 million) for the six months ended 30 June 2002, a 40% increase from the results of the same period in 2001. This increase was due primarily to the improvement of the TV commercial production industry in Hong Kong.

Artiste Management

Revenue for this division was HK$1.2 million (US$0.1 million or Cdn$0.2 million) for the six months ended 30 June 2002, representing a 111% increase from the previous year's same period. Management is in the process of recruiting established as well as newer young artists to enlarge the Company's artiste management portfolio.

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

EXPENSES

The following table shows the 2002 and 2001 expenses by major categories.

	2002			2001		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Expenses:						
Salaries and benefits	504	781	3,906	374	572	2,921
Office operations and others	54	84	419	196	300	1,530
Transportation, travel and Entertainment	45	69	347	27	42	214
Consultancy and professional fees	75	117	585	178	273	1,392
Repair and maintenance	3	5	23	-	-	-
	681	1,056	5,280	777	1,188	6,057
Operating lease rentals	133	206	1,028	138	212	1,079
Loss on disposal of fixed assets	-	-	-	109	167	852
Exchange loss	-	-	-	10	15	75
	133	206	1,028	257	394	2,006
Depreciation and financing charges:						
Depreciation and amortization	128	199	992	62	94	482
Interest and charges	47	72	361	37	58	294
	175	271	1,353	99	152	776

Salaries and benefits were HK$3.9 million (US$0.5 million or Cdn$0.8 million) for the six months ended 30 June 2002 representing a 34% increase compared to the results of the same period in 2001. This increase was due to the increase of Sales and Marketing personnel.

Office operations and other expenses were HK$419,000 (US$54,000 or Cdn$84,000) for the six months ended 30 June 2002, representing a 73% decrease from results of the same

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

period in 2001. The decrease was due to the downsizing of the Company's operations.

Transportation, travel and entertainment amounted to HK$347,000 for the six months ended 30 June 2002 (US$45,000 or Cdn$69,000), an increase of 62% compared to the same period in 2001. The increase was due to more sales and marketing activities in the PRC.

Consultancy and professional fees decreased by 58% to HK$585,000 (US$75,000 or Cdn$117,000) for the six months ended 30 June 2002 compared to the same period in 2001.

Repair and maintenance costs were HK$23,000 (US$3,000 or Cdn$5,000) for the six months ended 30 June 2002. There were no repair and maintenance costs for the same period in 2001.

Operating lease rentals were HK$1 million (US$0.1 million or Cdn$0.2 million) for the six months ended 30 June 2002, representing a decrease of 5% compared to the same period of 2001.

Foreign Exchange
The Company is subject to foreign exchange risks in two particular areas:

1. intercompany balances denominated in Renminbi, Canadian dollars and US dollars and
2. cash deposits in Renminbi

No foreign exchange loss was incurred for the six months ended 30 June 2002.

Depreciation and amortization charges and interest and bank charges were HK$1.3 million (US$0.2 million or Cdn$0.3 million) for the six months ended 30 June 2002, an increase of 74% compared to the same period of 2001. The increase was primarily due to the interest incurred on the HK$10,000,000 term loan during the six months period.

PROFITABILITY

The Company's pre-tax profit for the six months ended 30 June 2002 was HK$2 million (US$0.2 million or Cdn$0.4 million) compared to a pre-tax loss of HK$4 million (US$0.5 million or Cdn$0.8 million) in the same period of 2001.

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at 30 June 2002 was HK$3.5 million (US$0.5 million or Cdn$0.7 million). The working capital position was HK$7.8 million (US$1 million or Cdn$1.6 million), with a current ratio of 1.29:1.

BUSINESS RISKS

1. The Company's television program production and distribution business carries significant potential risks. The nature of television program production requires the Company to invest cash at the beginning of the production stage, but it does not receive the related revenue until production has been completed and the program has been broadcast. Moreover, there is a risk that the program may not generate sufficient revenue to recoup the invested capital. Approximately 65% of the Company's market for this business segment is in Mainland China, where the programs are primary sold through a process known as barter syndication. Under barter syndication, the Company distributes its programs to local television stations in exchange for air-time which the Company can in turn sell to advertisers. There is no assurance that the local television stations will acquire the programs or that the number of advertisers who buy the commercial air-time will be sufficient to make this business segment profitable.

2. The Company continues to implement and pursue significant business expansion, which will require significant funding. The Company has yet to be able to generate such funding internally. The Company must secure external equity or debt financing in the near term.

   The Company's management has taken specific steps to reduce the risks faces:
   - continuously expanding the customer base
   - cultivating relationships to build an even stronger distribution networks in China
   - pursuing geographic diversification: establishing operations in several cities in China, and spreading its distribution business to Asian TV markets internationally.
   - acquiring strategic partners with relevant business experience and financial resources.